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Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year Ended—December					Three-Months Ended March 31,
	2001	2002	2003	2004	2005	2006
Earnings
Add:
Pretax income	102,338	66,142	21,449	24,286	194,398	69,253
Fixed charges	23,944	19,504	23,342	24,869	51,145	14,972
Amort of capitalized interest	264	278	317	402	406	90
Dividends of Equity Investees	6,705	1,889	11,569	1,545	8,692	1,014
Equity losses of JVs with guaranteed debt			(331)	(3)	—	—
Less:
Interest capitalized	(760)	(1,092)	(2,272)	(645)	(1,078)	(697)
Minority interest in income with no fixed charges:
Total minority interest in (income)/loss	(372)	(226)	(517)	(483)	32	(83)
Minority interest in income w/ fixed charges	149	170	125	124	—	31
Minority interest in losses	(28)	(23)		(4)	(341)	(72)

	132,240	86,642	53,682	50,091	253,254	84,508

Fixed Charges
Interest expense	21,998	17,064	19,313	22,485	48,152	14,068
Capitalized interest	760	1,092	2,272	645	1,078	697
Interest in rental expense	1,186	1,348	1,757	1,739	1,915	207

	23,944	19,504	23,342	24,869	51,145	14,972

Ratio of Earnings to Fixed Charges	5.52289	4.44227	2.29980	2.01419	4.95169	5.64440

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Computation of Ratio of Earnings to Fixed Charges